

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

December 7, 2009

Mr. Isaac Roberts
President, & Principal Financial Officer
Digital Development Partners, Inc. (F/K/A/ Cyprium Resources Inc.)
58 ½ North Lexington Ave.
Asheville, NC 28801

> **Re:** **Digital Development Partners, Inc. (F/K/A/ Cyprium Resources Inc)**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed April 13, 2009**
> **File No. 0-52828**

Dear Mr. Roberts:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2008

Controls and Procedures, page 4

1. It appears your disclosure regarding your disclosure controls and procedures does not provide an effectiveness conclusion. Please refer to Item 307 of Regulation S-K and modify your disclosure to provide a clear statement of the principal executive and principal financial officer's conclusions regarding the effectiveness of the company's disclosure controls and procedures.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

2.   It appears the audit opinion filed with your document intends to express a going concern. Please have your independent registered public accounting firm provide you with a report that includes the phrase "substantial doubt" regarding the company's ability to continue as a going concern. Please refer to paragraph 12 of AU 341 for guidance.

3.   We note the audit opinion included in your filing refers to the report of other auditors. We further note that your current opinion does not provide coverage of the inception-to-date period included in your financial statements. Please note that auditor association with the accumulated data is required on an annual basis as long as the company is in the development stage. Further, it appears your current auditor is referring to a predecessor auditor having audited a portion of the cumulative data. As such, the audit opinion of the predecessor auditor is required to be included in your filing. Please refer to Rule 2-05 of Regulation S-X and AU 543 for additional guidance.

General

4.   Please remove the quarterly information for the three months ended December 31, as this data is not required or contemplated for your annual report on Form 10-K.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Stertzel at (202) 551-3723, or Kimberly Calder, Assistant Chief Accountant at (202) 551-3701, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3299 with any other questions.

Sincerely,

Mark C. Shannon
Branch Chief